FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

May 27, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Form 10-K for the Year Ended June 30, 2010
Filed October 21, 2010, as amended

Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed February 22, 2011

File Number 001-15569

Dear Mr. Spirgel:

By letter dated May 3, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s (i) Annual Report (the “Annual Report”) on Form 10-K, filed on October 21, 2010, as amended and (ii) Quarterly Report (the “Quarterly Report”) on Form 10-Q for the period ended December 31, 2010, filed on February 22, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended December 31, 2010

5. Acquisition of Ingedigit International Inc. and Gotham Ingedigit Financial Processing Corp.

1.
We note your clarification correspondence filed and dated May 2, 2011. Please update your filing to describe and clarify in detail the conversion feature of your Series H Convertible Preferred Stock.  In addition, since the conversion price equals the common stock equivalent of $10 per share, tell us how you determined that the preferred shares should be in permanent equity.  For example, there appears to be no cap on the maximum number of common shares that could be potentially issuable upon conversion. Refer to ASC 480-10-S99. Furthermore, disclose whether the holders of Series H Preferred Convertible Stock can require cash settlement.

RESPONSE:  We have revised our Quarterly Report for the period ending December 31, 2010 to add the above disclosures.  Please see the Balance Sheet, Statement of Stockholders’ Deficit, and Footnotes 5 and 15 of Amendment No. 2 to our Quarterly Report. Additionally, we have made similar changes to certain disclosures to our Quarterly Report ending December 31, 2010 as were recently made in Amendment No. 1 to our Quarterly Report ending March 31, 2011 filed on May 25, 2011.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer